Via Facsimile and U.S. Mail
Mail Stop 4720

January 28, 2010

Mr. Robert Eisman
Corporate Controller and Principal Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter ended June 30, 2009
File Number: 001-10777

Dear Mr. Eisman:

In our January 8, 2010 letter to you, we indicated that we were continuing to evaluate your December 1, 2010 response to comment one of our November 16, 2009 letter. We have completed that evaluation and have the following comment.

Form 10-K for the Fiscal Year ended December 31, 2008

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Investment Portfolio, page 100

1.   We do not believe it is appropriate to avoid recognizing an other-than-temporary impairment for a security that you own and guarantee if the present value of cash flows expected to be collected from the security is less than its amortized cost basis (i.e. a credit loss). See FASB Codification Section 320-10-35-33C. We understand from our January 15, 2010 discussion with you that you have never experienced, and do not expect to experience, a credit loss on these securities. Please confirm that if you ever reasonably expect to have a credit loss on these securities and disagree with this view, that you will discuss the matter with us before filing.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant